UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

GREENLIGHT BIOSCIENCES HOLDINGS, PBC

(Name of Subject Company (Issuer))

SW MergerCo, Inc.

a wholly-owned subsidiary of

(Name of Filing Person — Offeror)

SW ParentCo, Inc.

an affiliate of

(Name of Filing Person — Parent of Offeror)

Fall Line Endurance Fund, LP

Fall Line Endurance GP, LLC

(Names of Filing Persons — Other)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

39536G 105

(CUSIP Number of Class of Securities)

SW MergerCo, Inc.

160 Bovet Road, Suite 310

San Mateo, CA 94402

Attention: Clay Mitchell

(650) 235-4032

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Nate Gallon

Noah Kornblith

O’Melveny & Myers LLP

2765 Sand Hill Rd

Menlo Park, California 94025

(650) 473-2604

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Amount Previously Paid: None                 Filing Party: N/A

Form of Registration No.: N/A                 Date Filed: N/A

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Tender Offer Statement on Schedule TO (which, together with any exhibits, amendments and supplements thereto, collectively constitute this “Schedule TO”) relates to the tender offer (the “Offer”) by SW MergerCo, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of SW ParentCo, Inc. a Delaware corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of GreenLight Biosciences Holdings, PBC, a Delaware public benefit corporation (“GreenLight”), at a price of $0.30 per share net to the seller in cash without interest and subject to any applicable withholding taxes, if any, upon the terms and conditions set forth in the Offer to Purchase dated June 21, 2023 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

All of the information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, including all of the information required by Schedule 13E-3 that is not included in or covered by the items in the Schedule TO, and is supplemented by the information specifically provided for in this Schedule TO.

Item 1	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2	Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. The name of the subject company and the issuer of the securities to which this Schedule TO relates is GreenLight Biosciences Holdings, PBC, a Delaware public benefit corporation. GreenLight’s principal executive offices are located at 29 Hartwell Avenue, Lexington, Massachusetts, 02421.

(b) Securities. This Schedule TO relates to the Offer by Purchaser to purchase all of the Shares at a purchase price of $0.30 per share, net to the seller in cash, without interest thereon and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal. GreenLight has advised Parent and Purchaser that, as of June 14, 2023, there were 151,681,314 Shares issued and outstanding entitled to receive $0.30 per share.

(c) Trading Market and Price. Information concerning the principal market in which the Shares are traded and the high and low sales prices for the Shares in the principal market for each quarter during the last two years is set forth in the section of the Offer to Purchase entitled “The Tender Offer,” Section 6 — “Price Range of Shares; Dividends” and is incorporated herein by reference.

Item 3	Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 8 — “Certain Information Concerning Parent and Purchaser” and Schedule I attached thereto.

Item 4	Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 8 — “Certain Information Concerning Parent and Purchaser” and Schedule I attached thereto

THE TENDER OFFER — Section 11 — “Background of the Offer; Past Contacts or Negotiations with GreenLight”

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 11 — “Background of the Offer; Past Contacts or Negotiations with GreenLight”

THE TENDER OFFER — Section 12 — “The Merger Agreement; Other Agreements”

THE TENDER OFFER — Section 13 — “Purpose of the Offer; Plans for GreenLight”

Item 6	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 13 — “Purpose of the Offer; Plans for GreenLight”

(c)(1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 — “Source and Amount of Funds”

THE TENDER OFFER — Section 11 — “Background of the Offer; Past Contacts or Negotiations with GreenLight”

THE TENDER OFFER — Section 12 — “The Merger Agreement; Other Agreements”

THE TENDER OFFER — Section 13 — “Purpose of the Offer; Plans for GreenLight”

THE TENDER OFFER — Section 14 — “Certain Effects of the Offer”

THE TENDER OFFER — Section 15 — “Dividends and Distributions”

Item 7	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a), (b), (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 — “Source and Amount of Funds”

THE TENDER OFFER — Section 11 — “Background of the Offer; Past Contacts or Negotiations with GreenLight”

THE TENDER OFFER — Section 12 — “The Merger Agreement; Other Agreements”

Item 8	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 8 — “Certain Information Concerning Parent and Purchaser” and Schedule I attached thereto

THE TENDER OFFER — Section 13 — “Purpose of the Offer; Plans for GreenLight”

(b) Securities Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 11 — “Background of the Offer; Past Contacts or Negotiations with GreenLight”

THE TENDER OFFER — Section 12 — “The Merger Agreement; Other Agreements”

Item 9	Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 3 — “Procedures for Accepting the Offer and Tendering Shares”

THE TENDER OFFER — Section 11 — “Background of the Offer; Past Contacts or Negotiations with GreenLight”

THE TENDER OFFER — Section 18 — “Fees and Expenses”

Item 10	Financial Statements.

Regulation M-A Item 1010

(a) Financial Information. Not applicable.

(b) Pro Forma Information. Not applicable.

Item 11	Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 11 — “Background of the Offer; Past Contacts or Negotiations with GreenLight”

THE TENDER OFFER — Section 12 — “The Merger Agreement; Other Agreements”

THE TENDER OFFER — Section 13 — “Purpose of the Offer; Plans for GreenLight”

THE TENDER OFFER — Section 14 — “Certain Effects of the Offer”

THE TENDER OFFER — Section 16 — “Certain Conditions of the Offer”

THE TENDER OFFER — Section 17 — “Certain Legal Matters; Regulatory Approvals”

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12	Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 21, 2023*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Form of Summary Advertisement as published on June 21, 2023 in the New York Times*

(a)(1)(G)	Press Release issued by GreenLight Biosciences Holdings, PBC. on May 29, 2023 (incorporated by reference to Exhibit 99.1 to GreenLight Biosciences Holdings, PBC’s Current Report on Form 8-K, filed May 30, 2023)

(b)	Secured Convertible Note Purchase Agreement, dated as of May 29, 2023 by and among SW ParentCo, Inc. and the Investors (as defined therein) (incorporated by reference to Exhibit 99.2 to Fall Line Endurance Fund, LP’s Schedule 13D/A, filed May 30, 2023)

Exhibit No.	Description

(d)(1)	Agreement and Plan of Merger, dated as of May 29, 2023, by and among SW ParentCo, Inc., SW MergerCo, Inc. and GreenLight Biosciences Holdings, PBC (incorporated by reference to Exhibit 2.1 to GreenLight Biosciences Holdings, PBC’s Current Report on Form 8-K, filed May 30, 2023)

(d)(2)	Form of Contribution and Exchange Agreement, by and among SW ParentCo, Inc. and the Rollover Investor (as defined therein) (incorporated by reference to Exhibit 99.3 to Fall Line Endurance Fund, LP’s Schedule 13D/A, filed May 30, 2023)

(g)	Not applicable

(h)	Not applicable

107	Filing Fee Table*

*	Filed herewith

Item 13	Information required by Schedule 13E-3.

The information set forth in the Offer to Purchase is incorporated herein by reference, including under the following captions:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 14 — “Certain Effects of the Offer”

THE TENDER OFFER — Section 16 — “Certain Conditions of the Offer”

THE TENDER OFFER — Section 17 — “Certain Legal Matters; Regulatory Approvals”

The information set forth in Greenlight Biosciences Holdings, PBC’s Schedule 13E-3, dated June 21, 2023 is incorporated herein by reference.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2023

SW MERGERCO, INC.

By: /s/ Clay Mitchell
Name: Clay Mitchell
Title: President

SW PARENTCO, INC.

By: /s/ Clay Mitchell
Name: Clay Mitchell
Title: President

FALL LINE ENDURANCE FUND, LP

By: Fall Line Endurance GP, LLC
Its: General Partner

By: /s/ Clay Mitchell
Name: Clay Mitchell
Title: Member

FALL LINE ENDURANCE GP, LLC

By: /s/ Clay Mitchell
Name: Clay Mitchell
Title: Member

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Clay Mitchell, the undersigned’s true and lawful attorney-in-fact to: (i) execute for and on behalf of the undersigned, the Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934 on Schedule TO (the “Schedule TO”) of GreenLight Biosciences Holdings, PBC, a Delaware public benefit corporation (the “Company”), any and all amendments thereto, and to file the Schedule TO, any and all such amendments, supplements, exhibits and documents thereto required in connection therewith with the Securities and Exchange Commission; (ii) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule TO and timely file such form with the United States Securities and Exchange Commission and any stock exchange on which the Common Stock of the Company is listed, if any; and (iii) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 14 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 21st day of June, 2023.

SW MERGERCO, INC.

By: /s/ Clay Mitchell
Name: Clay Mitchell
Title: President

SW PARENTCO, INC.

By: /s/ Clay Mitchell
Name: Clay Mitchell
Title: President

FALL LINE ENDURANCE FUND, LP

By: Fall Line Endurance GP, LLC
Its: General Partner

By: /s/ Clay Mitchell
Name: Clay Mitchell
Title: Member

FALL LINE ENDURANCE GP, LLC

By: /s/ Clay Mitchell
Name: Clay Mitchell
Title: Member